SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                                   FRDK, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1GF
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100


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                  FRDK,  Inc.  hereby  amends and  supplements  its Tender Offer
Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, with respect to its offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation, (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 4. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                  ITEM 10. ADDITIONAL INFORMATION.

                  On August 15, 1995, the Company filed a complaint against Moore and the Purchaser in the United States District Court for the Southern District of New York (the "Wallace Action"). In the Wallace Action, Wallace purports to allege that (i) the transactions contemplated by the Offer to Purchase may substantially lessen competition in a relevant market and therefore violate Section 7 of the Clayton Act, 15 U.S.C. ss. 18, and (ii) Moore and the Purchaser have made false and misleading statements of fact in connection with the Offer. The Wallace Action purports to seek declaratory and injunctive relief enjoining Moore and the Purchaser (i) from acquiring any voting securities of the Company, and (ii) in the alternative, from acquiring any Shares until 60 days after they have fully complied with the Exchange Act. A copy of the Wallace Action is attached hereto as an exhibit and the foregoing description is qualified in its entirety by reference to such exhibit.

                  On August 15, 1995, the Company and the Board of Directors of the Company filed a Motion to Dismiss the litigation commenced by Moore and the Purchaser against the Company and the Board of Directors of the Company in the United States District Court for the District of Delaware.

                  ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(12) Press Release, dated August 15, 1995.

                  (g)(6) Complaint in Wallace Computer Services, Inc. v. Moore Corporation Limited and FRDK, Inc., filed in the United States District Court for the Southern District of New York on August 15, 1995.



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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 1995



                                              FRDK, Inc.



                                              By:  /s/   Joseph M. Duane
                                              Name:       Joseph M. Duane
                                              Title:      President





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                                 EXHIBIT INDEX



                  (a)(12)  Press Release, dated August 15, 1995.

                  (g)(6) Complaint in Wallace Computer Services, Inc. v. Moore Corporation Limited and FRDK, Inc., filed in the United States District Court for the Southern District of New York on August 15, 1995.